Ratios of Earnings to Fixed Charges

Exhibit 12.1

($ in thousands)						For the three months ended
	2000	2001	2002	2003	2004	March 31, 2005	March 31, 2004
Net income(loss) from continuing operations	$(68,509)	$(472,789)	$(17,681)	$(6,337)	$3,243	$1,334	$267

Plus fixed charges:
Interest Expense	—	—	—	—	1,404	722	—
Debt Cost Amortization	—	—	—	—	313	155	—
Portion of rents representative of the interest factor	312	371	313	366	438	130	109

Total fixed charges (1)	$312	$371	$313	$366	$2,155	$1,007	$109
Adjusted earnings (2)	(68,197)	(472,418)	(17,368)	(5,971)	5,398	2,341	376
Ratio (2 divided by 1)	—	—	—	—	2.50	2.32	3.44

Fixed charges deficiency	$68,509	$472,789	$17,681	$6,337	$—	$—	$—